Exhibit 4.1

UNOFFICIAL TRANSLATION

[English translation of Dutch original. In the event of any discrepancies between them, the Dutch version prevails.]

Option agreement cumulative preferred shares

The undersigned:

1.	Koninklijke Ahold NV, having its statutory seat and its principal place of business in Zaandam (Zaanstad), The Netherlands , hereinafter referred to as the “Company”;

and,

2.	Stichting AHOLD Continuïteit, having its statutory seat in Zaandam (Zaanstad), The Netherlands, hereinafter referred to as the “Foundation”;

whereas:

a.	on March 26, 1997 the Company and the Foundation entered into an agreement , as evidenced by a private deed dated March 26, 1997, which agreement was amended on December 14, 2001 , hereinafter referred to as the “Agreement”;

b.	in the Agreement the Company granted to the Foundation the right to take cumulative preferred shares in the capital of the Company up to a maximum of eight hundred thousand (800,000) cumulative preferred shares with a nominal value of five hundred euro (EUR 500) each, and further with due observance to the provisions of the Agreement;

c.	in order to implement the resolution of the general meeting of shareholders of the Company dated November 26, 2003, the Articles of Association of the Company have been amended as of November 26, 2003, whereby the authorized share capital of the Company was increased to one billion two hundred fifty million euro (EUR1,250, 000,000, -), divided into one million two hundred fifty thousand (1,250,000) cumulative preferred shares, each five hundred euro (EUR 500), five hundred million (500,000,000) cumulative preferred financing shares, each twenty-five eurocents (EUR 0.25) , and two billion (2,000,000,000) ordinary shares, each twenty-five eurocents (EUR 0.25);

d.	on November 26, 2003 the general meeting of shareholders of the Company authorized the Corporate Executive Board, for a period of 18 months, subject to the approval of the Supervisory Board, to resolve to , among other things , issue or grant rights to take cumulative preferred shares in the Company, up to a maximum of the number of cumulative preferred shares included in the authorized capital of the Company, as it were at the time of the resolution, or as it will be from time to time;

e.	the Corporate Executive Board of the Company, with the approval of the Supervisory Board, in December 2003 decided:

(i)	to grant to the Foundation the right to acquire a number of cumulative preferred shares up to a maximum of the number of cumulative preferred shares included in the authorized capital of the Company, as it stood at the time of the resolution;

(ii)	to enter into the amended option agreement;

amend the Agreement, so that it reads in full:

Article 1.

1.1	The Company hereby grants to the Foundation and the Foundation hereby accepts the right to take cumulative preferred shares in the capital of the Company up to a maximum of the number of cumulative preferred shares included in the authorized capital of the Company, as it presently is and further with due observance of the provisions of this Agreement.

1.2	The right referred to above may be exercised by the Foundation at any time, in whole or in part , except that the Foundation each time shall not take more cumulative preferred shares than a total nominal amount equal to the total nominal amount of all ordinary shares and cumulative financing preferred shares in the capital of the Company that are outstanding when the Foundation exercises its right, which latter amount will be reduced with the total nominal amount of the cumulative preferred shares already held by the Foundation at that time. lf then new ordinary shares or cumulative preferred financing shares are issued, the Foundation can each time and again use its right up to and including the maximum described above.

1.3	No buyback or cancelation of cumulative preferred shares by the Company shall limit the rights referred to above, in the sense that the Foundation can repurchase respectively retake these cumulative preferred shares.

1.4	If the authorized capital of the Company is amended, the number as referred to in Article 1.1 will follow the new number of cumulative preferred shares included in the amended authorized capital of the Company, after the competent bodies have adopted the underlying resolutions.

Article 2.

2.1	The Foundation shall exercise its right by giving a notice to the Company. The notice includes the number of cumulative preferred shares that the Foundation — subject to the maximum as referred to in Article 1.1 — wishes to take.

2.2	The Company shall promptly upon receipt of the notice issue to the Foundation the cumulative preferred shares as mentioned in the notice against simultaneous payment by the Foundation of the amounts to be paid thereon.

2.3	When taking the cumulative preferred shares, the foundation shall pay thereon one fourth of the nominal amount in cash.

2.4	The above provisions shall apply, mutatis mutandis, to the sale of preferred shares by the Foundation, provided that the Company shall deliver these shares to the Foundation upon payment of the nominal amount.

Article 3.

3.1	The Foundation is entitled to a dividend on the cumulative preferred shares, which shall be calculated in accordance with Article 39 (3) of the Articles of Association of the Company.

3.2	The dividend on the cumulative preferred shares as acquired by the Foundation in the course of a financial year shall amount in that financial year to a part of dividend as calculated in accordance with the Article 39 (3) of the Articles of Association of the Company. This part is calculated by applying a fraction of which the denominator is 360 and the numerator is the number of days that lies between the date on which the relevant cumulative preferred shares have been acquired and the end of the relevant financial year.

Article 4.

4.1	The Foundation shall not alienate its rights under this agreement or create any pledge, lien or usufruct in connection therewith.

4.2	The Agreement is entered into for a period of 15 (fifteen) years and the Company shall not terminate it during this period. The parties shall , if either of them requests such no later than 1 (one) year prior to the expiry of this period, further consider a renewal of the Agreement.

Thus signed on December 15, 2003 in twofold,

/s/ J. J. Slechte
For and on behalf of the Stichting
By:	J. J. Slechte
Title:	Chairman

/s/ M. Arentsen
For and on behalf of the Stichting
By:	M. Arentsen
Title:	Treasurer

/s/ J. G. Andreae
For and on behalf of the Company
By:	J. G. Andreae
Title:	Executive Vice President

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